The Real Brokerage Inc. Opens in Idaho

South Central Idaho Real Estate Broker Desi Williams Named Principal Broker

TORONTO AND NEW YORK -- November 4, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced  its launch of operations in Idaho. Real is now operating in 38 states, the District of Columbia and Canada.

As part of the expansion, the Revista Realty team will be joining Real, with owner Desi Williams as Real's principal broker. Ms. Williams opened Revista Realty in 2017 which has grown into a  team of six. Ms. Williams started her career in real estate nine years ago and has continued to grow her business in Idaho over that time.

"This is an exciting time for our team to be joining Real," said Real Principal Broker, Desi Williams. "With Idaho as a fast growing market in the United States, we feel that Real has the technology, opportunities and people to help support our business and our agents at Revista. We are excited to join Real to continue our growth."

Idaho is quickly becoming a growing real estate market in the U.S. According to the National Association of Realtors, Boise was identified as one of the top 10 commercial office markets for the third quarter of 2021 in its monthly Commercial Market Insights, signaling more people moving in or around the city into Idaho as office buildings are also filled.

"We see the western United States as a very important area for Real to expand to and Idaho adds to that growth," said Real co-founder and CEO Tamir Poleg. "The Revista team, with Desi William's leadership, can play a key role in building strong relationships in this area, increasing our footprint, and setting Real up for future success in the state and the areas surrounding it."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 38 U.S. states, the District of Columbia and Canada. Real is building the future, together with more than 3,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Idaho, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.